
InfluenceBOARD
For the heart behind every suit.
A unique SaaS platform enabling access to influential business leaders in return for meaningful donations to charity.
Joining profitability and philanthropy to create a new meaning.

INVEST IN **THE INFLUENCE BOARD**

Charitable giving as a new engine to drive BD!

LEAD INVESTOR



Mike Blakeman

My decision to invest in the Influence Board's is based on my confidence in the proven concept, they're growth to date, and my familiarity with the founder's successful business acumen and wealth of experience. When you match and link salespeople with business leaders benefiting charities, I believe this Win-Win-Win concept has high potential. Also, I'm impressed with growth and track record to date. They are now taking the company to the next level. Additionally, the founders are capitalizing on their vast network and relationships and adding a key philanthropy ingredient.

Invested $5,000 this round

influenceboard.com Denver CO

Highlights

1. Secure meetings faster by incorporating Corporate Social Responsibility and Social Impact

2. A unique Win/Win/Win for Business Leaders, Salespeople and Charities.

3. Vendors seeing up to 100% positive meeting outcomes!

4. Each dollar invested acts as a force multiplier to generate a new source of funds for charities.

5. Strong market adoption, growing from 1,500 executives on our platform in 2022, to over 57,000 today.

6. Issued a Process Patent for "Securing Meetings by Donating to Charity"!

7. Secured a strategic partnership with one of the largest sales training companies, Sandler.

8. Salespeople see 20% - 40% meeting acceptance rates - unheard of for "cold-outreach"

Our Team



Jay Allen CEO

Founded 12 High-Level Networks of Influential People in the US and Europe



Brad Fehn Board Member and President



Brad Penn Board Member and President

4x CEO, 5x Board Member, former CPA and CFA, 13 year cancer survivor.

A Modern Approach to Sales Outreach

"Getting the Meeting" is often the most difficult part of the sales process, and the greatest single determinant to making a sale. We worked with the *hardest-to-access* business leaders to come to agreement on the ideal way to get in their doors - the process that they would actively participate in and endorse. They wanted just three things:

- Pre-filter the meeting requests for relevancy against my needs and interests
- Limit, even the relevant requests, to a manageable number
- Incorporate a "social impact" each time I accept a new exploratory meeting

The Influence Board is designed and endorsed by business leaders as the preferred "cold-outreach" process to secure a meeting. We see meeting acceptance rates in the 20% - 40% range which is unheard of for cold outreach sales processes.

Profitability and Philanthropy are no longer rivals. The Influence Board brings them together in a unique Win/Win/Win solution. It's a win for the executives being able to get exposure to filtered, relevant conversations. A win for the salespeople who are able to quickly secure meetings they could never have gotten cold-calling, and a win for the

meetings they could never have gotten cold-calling, and a win for the charities as they tap into an entirely new revenue stream in the form of business development budgets.

https://www.canva.com/design/DAFaq_Xbt7w/6ruhJpCcgsXCgF29Sqbs6A/view#1